October 10, 2006

Room 4561

Mr. William Hughes
Executive Vice President, General Counsel
and Secretary
Tibco Software Inc.
3303 Hillview Avenue
Palo Alto, CA 94304

> **Re:** **Tibco Software Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2005**
> **Filed February 10, 2006**
> **Form 10-Q for the Fiscal Quarter Ended February 28, 2006**
> **Filed April 14, 2006**
> **Form 8-K Filed July 6, 2006**
> **File No. 000-26579**

Dear Mr. Hughes:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

     Sincerely,

     Brad Skinner
     Accounting Branch Chief